Exhibit 99.1

Swvl and Bank AlJazira in Saudi Arabia Mark Over 100,000 Bookings Milestone in 2025, Accelerating Sustainable Mobility Across Saudi Arabia

DUBAI, UNITED ARAB EMIRATES, November 26, 2025, Swvl Holdings Corp (“Swvl”) (Nasdaq: SWVL), a global provider of tech-enabled mass transit and mobility solutions, today announced a major milestone in its collaboration with Bank AlJazira in Saudi Arabia, surpassing 100,000 bookings since the start of 2025. The achievement underscores the shared commitment of both organizations to redefine daily commuting through technology-driven, sustainable, and efficient transport solutions.

Since the inception of the collaboration, Swvl and Bank AlJazira have worked hand-in-hand to transform employee transportation into a greener and smarter journey aimed at optimizing routes, reducing emissions, and enhancing commuting experiences across the Kingdom of Saudi Arabia.

“This milestone reflects the impact of strong partnerships built on shared purpose,” said Mostafa Kandil, Chief Executive Officer of Swvl. “Together with Bank AlJazira, we are not only moving people efficiently but also contributing to Saudi Arabia’s broader sustainability and digital transformation goals.”

Through this collaboration, thousands of employees have been transported seamlessly, reducing the environmental footprint of corporate mobility and empowering organizations to adopt sustainable commuting solutions that align with the Kingdom’s Vision 2030.

This achievement represents more than numbers for Swvl, we believe that it is proof that collaborations between technology and forward-thinking institutions can redefine how cities move. Swvl remains committed to building partnerships and collaborations that deliver measurable impact and accelerate the shift toward a cleaner, more connected future of mobility.

About Swvl:

Swvl is a leading provider of technology-driven mobility solutions for enterprises and governments. Its platform leverages real-time data, adaptive networks, and advanced technology to deliver safer, more reliable, and sustainable transportation solutions across emerging and developed markets. For more information, please visit www.swvl.com.

Forward-looking statements

This press release contains “forward-looking statements” relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. For example, Swvl is using forward-looking statements when it discusses the potential of its products and services; that the booking milestone underscores the shared commitment of both organizations to redefine daily commuting through technology-driven, sustainable, and efficient transport solutions, that the milestone reflects the impact of strong partnerships built on shared purpose, the benefits of the collaboration align with the Kingdom’s Vision 2030, the belief that the milestone proof that collaborations between technology and forward-thinking institutions can redefine how cities move and that Swvl remains committed to building partnerships and collaborations that deliver measurable impact and accelerate the shift toward a cleaner, more connected future of mobility.. These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially.

In addition, forward-looking statements provide Swvl’s expectations, plans, or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements. Except as otherwise required by law, Swvl undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent SEC filings.

Contact:

Investor Relations: investor.relations@swvl.com

Ahmed Misbah, Swvl’s Chief Financial Officer: ahmed.misbah@swvl.com